April 26, 2018


Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:

We were previously the independent registered public accounting firm to the Wildermuth Endowment Strategy
Fund (the Fund) and, under the date of February 28, 2017, we reported on the statement of assets and liabilities of the Fund, including the schedule of investments, as December 31, 2016, and the related statements of operations and cash flows for the year then ended and the statements of changes in net assets and financial highlights for the year then ended and the period from January 2, 2015 through December 31, 2015.

We have read the Funds statements included under Sub-Item
77K of its Form N-SAR, and we agree with such statements.



Very truly yours,




/s/ BBD, LLP